FX Basket-Linked Note	Filed Pursuant to Rule 433 Registration No. 333-121067
(“Asian Currency Appreciation Basket”)	Final Terms and Conditions
100% Principal-Protected	February 1, 2006
Contact: +1 (212) 526 8141

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB) and Taiwanese Dollar (TWD) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currencies having a negative weighting in the basket).  If the Basket Value is greater than or equal to zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return which is dependent upon the Leverage (140%) multiplied by the performance of the basket, which is, in turn, linked to the performance of the long currencies vs. the USD.  If the Basket Value on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Identifier	ISIN: CUSIP:	US52517PE646 52517PE64
Settlement System	DTC
Issue Size	USD 27,670,000
Principal Protection	100%
Trade Date	February 1, 2006
Issue Date	February 7, 2006
Valuation Date	August 1, 2007
Maturity Date	August 7, 2007
Reference Currencies	Australian Dollar (AUD), Chinese Renminbi (CNY), Indonesian Rupiah (IDR), Japanese Yen (JPY), Korean Won (KRW), Singapore Dollar (SGD), Thai Baht (THB), Taiwanese Dollar (TWD) and U.S. Dollar (USD)
Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

Issue Price	100%
Leverage	140%
Redemption Amount	Principal Protection * principal amount of each note, plus Additional Amount, if any
Additional Amount

A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

Leverage * Basket Value

provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Value	The sum of the following quotients in respect of each Reference Currency:
Initial Reference Currency Amount	The Initial Reference Currency Amount for each Reference Currency is the amount of Reference Currency per USD 1 as set forth below:

Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
AUD	1.3236	12.5%	0.1655
CNY	8.0620	12.5%	1.0078
IDR	9310	12.5%	1163.7500
JPY	117.7400	12.5%	14.7175
KRW	962.0000	12.5%	120.2500
SGD	1.6262	12.5%	0.2033
THB	39.1880	12.5%	4.8985
TWD	31.9350	12.5%	3.9919
USD	1	-100%	-1.0000

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).
Settlement Rate Option

Reference
 Currency            Settlement Rate Option

AUD                                                                    One divided by the spot rate in (A):

(A)  The U.S. Dollar/Australian Dollar official fixing rate, expressed as the amount of U.S. Dollars per one Australian Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “AUD” at approximately 12.00 p.m. New York time, on the Valuation Date.

CNY                                                           The Chinese Renminbi/U.S. Dollar official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. Dollar, for settlement in two Business Days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=“ at approximately 5:00 p.m., Beijing time, on the Valuation Date.

IDR                                                               The Indonesian Rupiah/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Telerate Page 50157 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

JPY                                                                The Japanese Yen/U.S. Dollar official fixing rate, expressed as the amount of Japanese Yen per one U.S. Dollar, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “JPY” at approximately 10.00 a.m. New York time, on the Valuation Date.

KRW                                                      The Korean Won/U.S. Dollar market average rate, expressed as the amount of Korean Won per one U.S. Dollar, for settlement in two Business Days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 5:30 p.m., Seoul time, on the Valuation Date or as soon thereafter as practicable, but in no event later than 9:00 a.m., Seoul time, on the first Business Day following the Valuation Date.

SGD                                                            The Singapore Dollar/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

THB                                                           The Thai Baht/U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Thai Baht per one U.S. Dollar, for settlement in two Business Days, reported by the Association of Banks in Singapore which appears on the Reuters Page ABSIRFIX01 to the right of the caption “Spot” under the column “THB” at approximately 11:30 a.m., Singapore time, on the Valuation Date.

TWD                                                      The Taiwanese Dollar/U.S. Dollar spot rate, expressed as the amount of Taiwanese Dollars per one U.S. Dollar, for settlement in two Business Days, reported by the Taipei Forex Inc. which appears on the Reuters Screen TAIFX1 Page under the heading “Spot” as of 11:00 a.m. Taipei time, on that Valuation Date, or if no rate appears as of 11:00 a.m., Taipei time, the rate that first appears in any of the next succeeding 15 minute intervals after such time, up to and including 12:00 noon, Taipei time on the Valuation Date.

The screen or time of observation indicated in relation to any Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Business Day	New York
Valuation Business Day

With respect to each Reference Currency, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city or jurisdiction indicated in the Settlement Rate Option for that Reference Currency.

Business Day and Valuation Business Day Convention	Following
Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

Fallback Rate Observation Methodology

The Settlement Rate for a Reference Currency will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”).  If fewer than three Reference Banks provide spot quotations then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Underwriter	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Inc.
Listing	Not Applicable
Denominations	USD 10,000 and whole multiples of USD 5,000
Issue Type	US MTN

Risk Factors

There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity is entirely dependent on the performance of the Reference Currencies.  If the Basket Value is less than zero, then the investor will not receive any return on the notes.  Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), a holder’s return on the notes will depend solely on the Additional Amount, if any, paid on the Maturity Date.  Additionally, selling this security during a period when the Basket Value at that time (calculated using the respective spot exchange rates at that time) is less than zero, or during a period in which the market’s perception of the probability of the Basket Value being less than zero is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold.  Although the notes are principal-protected if held to maturity, selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currencies relative to the U.S. dollar have in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control.  The value of the Reference Currencies, which depend in part on the supply and demand for the Reference Currencies, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currencies are circulated as legal tender.  An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currencies or the factors that affect movements in such exchange rate.  Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes.  The trading value of the notes will be affected by factors that interrelate in complex ways.  The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes.  In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes.  The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc. or its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in one or more Reference Currencies or in other instruments, such as options, swaps or futures, based on one or more Reference Currencies.  The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market.  Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines.  Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the levels of the Reference Currencies.  By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes.  Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice.  No assurance can be given as to the liquidity of the trading market for the notes.  Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes.  Accordingly, the U.S. federal income tax characterization of the notes is uncertain.  Lehman Brothers Holdings Inc. intends to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment.  Moreover, Lehman Brothers Holdings Inc. intends to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies.  There can be no assurance that the IRS will agree with such characterization.  A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note.  Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations.  See “Certain United States Federal Income Tax Consequences” in the prospectus dated May 18, 2005.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule.  Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the notes), and if the actual payments made on the notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes.  In addition, any gain or loss on the sale, exchange or retirement of the notes generally will be treated as ordinary income or loss.

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the “denomination currency” for such instrument is determined to be the United States Holder’s functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for nonfunctional currency contingent payment debt instruments.  Lehman Brothers Holdings Inc. intends to take the position that the denomination currency of the notes is the U.S dollar.  If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes.  A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency.  Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for nonfunctional currency contingent payment debt instruments.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately 4.76%, compounded quarterly.   Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until they are issued.  A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest.  A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior original issue discount inclusions with respect to the note.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the prospectus dated May 18, 2005):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and the projected payment schedule.  For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes.  The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income.  Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note.  Any loss in excess of that amount will be treated as capital loss.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the prospectus dated

May 18, 2005.

It is possible that the notes may be taxed in some manner other than that described above.  A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes.  Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes in light of their particular circumstances, as well as the tax consequences arising under state, local, foreign and other tax laws.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending February 9, 2003 through the week ending January 22, 2006, using historical data obtained from Reuters.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Additional Amount Payment Examples

The following payment examples for this note shows scenarios under which the Additional Amount will or will not be payable on the notes, based on the values for the Leverage and the Initial Reference Currency Rates (which were determined on the Trade Date) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date) and the resulting Basket Values.  The Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

			Initial
			Reference	Hypothetical Settlement	Initial Reference Currency
Reference	Initial Reference		Currency	Rate	Amount Divided by
Currency	Currency Rate	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate

AUD	1.3236	0.1250	0.1655	1.2754	0.1297
CNY	8.0620	0.1250	1.0078	7.6500	0.1317
IDR	9310.0000	0.1250	1163.7500	8875.00	0.1311
JPY	117.74	0.1250	14.7175	102.00	0.1443
KRW	962.0000	0.1250	120.2500	965.00	0.1246
SGD	1.6262	0.1250	0.2033	1.5200	0.1337
THB	39.1880	0.1250	4.8985	36.50	0.1342
TWD	31.9350	0.1250	3.9919	28.6000	0.1396
USD	1.0000	-1.0000	-1.0000	1.00	-1.0000

				Basket Value =	0.06900
				Leverage =	140%
				Additional Amount =	9.66%

Basket Value is 0.06900, resulting in an Additional Amount equal to 9.66% of the principal amount of the notes.

Example 2: AUD, CNY, IDR, JPY, KRW, SGD, THB, and TWD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

			Initial
			Reference	Hypothetical Settlement	Initial Reference Currency
Reference	Initial Reference		Currency	Rate	Amount Divided by
Currency	Currency Rate	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate

AUD	1.3236	0.125	0.1655	1.3800	0.1199
CNY	8.0620	0.125	1.0078	8.2700	0.1219
IDR	9310.0000	0.125	1163.7500	9504.00	0.1224
JPY	117.74	0.125	14.7175	121.03	0.1216
KRW	962.0000	0.125	120.2500	999.00	0.1204
SGD	1.6262	0.125	0.2033	1.6500	0.1232
THB	39.1880	0.125	4.8985	40.01	0.1224
TWD	31.9350	0.125	3.9919	32.5000	0.1228
USD	1.0000	-1.0000	-1.0000	1.00	-1.0000

				Basket Value =	-0.02538
				Leverage =	140%
				Additional Amount =	0.00%

Basket Value is -0.02538, resulting in an Additional Amount of zero.

Example 3:  AUD, CNY, JPY, and SGD appreciate relative to their Initial Reference Currency Rates and IDR, KRW, THB, and TWD depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

			Initial
			Reference	Hypothetical Settlement	Initial Reference Currency
Reference	Initial Reference		Currency	Rate	Amount Divided by
Currency	Currency Rate	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate

AUD	1.3236	0.125	0.1655	1.2850	0.1288
CNY	8.0620	0.125	1.0078	7.8500	0.1284
IDR	9310.0000	0.125	1163.7500	9400.00	0.1238
JPY	117.74	0.125	14.7175	105.00	0.1402
KRW	962.0000	0.125	120.2500	985.00	0.1221
SGD	1.6262	0.125	0.2033	1.5600	0.1303
THB	39.1880	0.125	4.8985	40.01	0.1224
TWD	31.9350	0.125	3.9919	32.4000	0.1232
USD	1.0000	-1.0000	-1.0000	1.00	-1.0000

				Basket Value =	0.01912
				Leverage =	140%
				Additional Amount =	2.68%

Basket Value is 0.01912, resulting in an Additional Amount equal to 2.68% of the principal amount of the notes.

Example 4:  AUD, CNY, IDR, and TWD appreciate relative to their Initial Reference Currency Rates and JPY, KRW, SGD, and THB depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

			Initial
			Reference	Hypothetical Settlement	Initial Reference Currency
Reference	Initial Reference		Currency	Rate	Amount Divided by
Currency	Currency Rate	Weighting	Amount	(on Valuation Date)	Hypothetical Settlement Rate

AUD	1.3236	0.125	0.1655	1.3200	0.1253
CNY	8.062	0.125	1.0078	8.0100	0.1258
IDR	9310	0.125	1163.7500	9300.00	0.1251
JPY	117.74	0.125	14.7175	125.00	0.1177
KRW	962	0.125	120.2500	1025.00	0.1173
SGD	1.6262	0.125	0.2033	1.6500	0.1232
THB	39.188	0.125	4.8985	40.01	0.1224
TWD	31.935	0.125	3.9919	31.1500	0.1282
USD	1.0000	-1.0000	-1.0000	1.00	-1.0000

				Basket Value =	-0.01488
				Leverage =	140%
				Additional Amount =	0.00%

Basket Value is -0.01488, resulting in an Additional Amount of zero.

Weighting Analysis The graph below illustrates the weighting of each Reference Currency in the basket for this note.